EXHIBIT 99.3

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This year means 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of March 23, 2016. You should also read our audited consolidated financial statements for the year ended December 31, 2015. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)
•	Jinfeng, in China (82%)

Gold projects:
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:
•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:
•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

2015 Overview

Selected consolidated financial information

•
Loss attributable to shareholders of the Company of $1,540.9 million or $2.15 loss per share, compared to net income attributable to shareholders of the Company of $102.6 million or $0.14 per share in 2014.

•	Dividends paid of $11.3 million in 2015, compared to $13.0 million in 2014.

•	Liquidity was $667.6 million at year end, including $292.6 million in cash, cash equivalents, and term deposits, and $375.0 million in unused lines of credit (2014 - $876.3 million of liquidity).

•	During 2015 the Company recognized non-cash impairment charges of $1,525.2 million, net of taxes.

Selected performance measures (1)

•	Gold production of 723,532 ounces, including production from Olympias tailings retreatment (2014 – 789,224 ounces).

•	Total cash costs averaged $606 per ounce (2014 – $557 per ounce).

•	All-in sustaining cash costs averaged $842 per ounce (2014 – $779).

•	Gross profit from gold mining operations of $230.0 million (2014 - $382.7 million).

•	Adjusted net earnings of $13.2 million ($0.02 per share) compared to adjusted net earnings of $138.7 million ($0.19 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $193.1 million (2014 – $342.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash costs, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Impairment Charges

During 2015 the Company recorded non-cash impairment charges totaling $1,049.2 million in property, plant and equipment (net of deferred income tax recovery), and $476.0 million in goodwill mainly related to Greece. The impairment of property, plant and equipment included $739.9 million related to Skouries, $214.1 million related to Certej, $31.2 million related to Stratoni, $35.8 million related to TJS, and $28.2 million related to Vila Nova.

In addition to ongoing permitting issues at Skouries, higher estimated capital and operating costs affected projected cash flows from Skouries and Certej, leading to fair value estimates below these projects’ carrying values. Stratoni (lead and zinc) and Vila Nova (iron ore) were both affected by the continuing world-wide slump in base metals prices.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Summarized Annual Financial Results

($millions except as noted)	2015	2014	2013
Revenues	863.3	1,067.9	1,124.0
Gold revenues	823.8	980.9	1,020.0
Gold sold (ounces)	705,310	774,522	725,095
Average realized gold price ($/ounce)	1,168	1,266	1,407
Average London spot gold price ($/ounce)	1,159	1,266	1,411
Cash operating costs ($/ounce)	552	500	494
Total cash costs ($/ounce)	606	557	551
All-in sustaining cash cost (US$ per ounce sold)	842	779	n/a
Gross profit from gold mining operations	230.0	382.7	481.1
Adjusted net earnings	13.2	138.7	192.9
Net profit (loss) attributable to shareholders of the Company	(1,540.9)	102.6	(653.3)
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(2.15)	0.14	(0.91)
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(2.15)	0.14	(0.91)
Cash flow from operating activities before changes in non-cash working capital	193.1	342.9	382.0
Capital Spending – cash basis	396.0	410.7	482.0
Dividends paid – (Cdn$/share)	0.02	0.02	0.12
Cash, cash equivalents and term deposits	292.6	501.3	623.9
Total Assets	5,464.6	7,393.6	7,235.2
Total long-term financial liabilities(1)	698.5	745.5	670.3
 (1) Includes long-term debt net of deferred financing costs, other non-current liabilities, and asset retirement obligations.

Review of Annual Financial Results

Gold sales volumes decreased 9% year over year, reflecting decreases in gold production at Kisladag and the Company’s Chinese mines. Total cash costs per ounce increased 9% year over year, mainly due to increases in operating costs at Kisladag and Tanjianshan. Gross profit from gold mining operations of $230.0 million fell 40% year over year on decreasing gross margins as a result of lower sales volumes, higher unit operating costs and lower realized gold prices.

Loss attributable to shareholders of the Company was $1,540.9 million, (or $2.15 per share), compared to a net profit attributable to shareholders of the Company of $102.6 million, or $0.14 per share in 2014. The loss in 2015 was mainly due to impairment losses, net of tax, in the amount of $1,525.2 million ($1,423.0 million attributable to shareholders of the Company), a deferred income tax charge of $63.5 million related to a change in income tax rates in Greece, and lower gross profits from gold mining operations.

Adjusted net earnings for the year was $13.2 million ($0.02 per share) as compared with $138.7 million ($0.19 per share) for 2014. The main factor in the decrease in adjusted net earnings was the decrease in gross profit from gold mining operations described above. Please see page 13 for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Summarized Quarterly Financial Results

2015 ($millions except as noted)	Q1	Q2	Q3	Q4	2015
Revenues	238.3	214.2	211.5	199.3	863.3
Gold revenues	224.0	204.2	206.2	189.4	823.8
Gold sold (ounces)	181,820	170,056	182,124	171,310	705,310
Average realized gold price ($/ounce)	1,232	1,201	1,132	1,105	1,168
Cash operating costs ($/ounce)	521	569	552	567	552
All-in sustaining cash cost (US$ per ounce sold)	729	900	835	914	842
Gross profit from gold mining operations	77.1	61.4	53.1	38.4	230.0
Adjusted net earnings (loss)	19.5	17.0	(4.0)	(19.3)	13.2
Net profit (loss) attributable to shareholders of the Company	(8.2)	(198.6)	(96.1)	(1,238.0)	(1,540.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Cash flow from operating activities before changes in non-cash working capital	58.9	61.9	43.4	28.9	193.1

2014 ($millions except as noted)	Q1	Q2	Q3	Q4	2014
Revenues	279.9	265.5	263.5	259.0	1,067.9
Gold revenues	247.6	247.6	241.2	244.5	980.9
Gold sold (ounces)	190,628	190,621	189,321	203,952	774,522
Average realized gold price ($/ounce)	1,299	1,299	1,274	1,199	1,266
Cash operating costs ($/ounce)	519	489	488	505	500
All-in sustaining cash cost (US$ per ounce sold)	786	829	735	761	779
Gross profit from gold mining operations	95.4	100.8	102.0	84.5	382.7
Adjusted net earnings	37.3	35.9	36.1	29.4	138.7
Net profit (loss) attributable to shareholders of the Company	31.3	37.6	19.8	13.9	102.6
Earnings per share attributable to shareholders of the Company – basic ($/share)	0.04	0.05	0.03	0.02	0.14
Earnings per share attributable to shareholders of the Company – diluted ($/share)	0.04	0.05	0.03	0.02	0.14
Cash flow from operating activities before changes in non-cash working capital	94.7	92.2	78.7	77.3	342.9

Review of Quarterly Results

Loss attributable to shareholders of the Company for the quarter was $1,238.0 million ($1.73 per share) as compared to net profit for the quarter ended December 31, 2014 of $13.9 million ($0.02 per share). Adjusted loss was $19.3 million as compared to 2014 adjusted net earnings of $29.4 million. The main factors that impacted earnings for the fourth quarter year over year was the impairment charge attributable to shareholders of the company, net of taxes, of $1,249.6 million recorded in the fourth quarter of 2015, and lower gold sales volumes and prices.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Operations review and outlook

 Gold operations

	2015	2014	2016 outlook
Total Operating Gold Mines
Gold ounces produced	723,532	789,224	565,000 to 630,000
Cash operating costs ($ per ounce)	552	500	585 to 620
Total cash costs ($ per ounce)	606	557	n/a
All-in sustaining cash costs ($ per ounce)	842	779	940 to 980
Sustaining capital expenditure (millions)	94.9	109.0	105.0
Kisladag
Gold ounces produced	281,280	311,233	225,000 to 240,000
Cash operating costs ($ per ounce)	543	443	550 to 600
Total cash costs ($ per ounce)	558	461	n/a
Sustaining capital expenditure ($ millions)	30.6	41.6	50.0
Efemcukuru
Gold ounces produced	100,482	98,829	90,000 to 100,000
Cash operating costs ($ per ounce)	521	573	550 to 600
Total cash costs ($ per ounce)	540	595	n/a
Sustaining capital expenditure (millions)	24.1	25.6	20.0
Tanjianshan
Gold ounces produced	97,563	107,614	70,000 to 80,000
Cash operating costs ($ per ounce)	473	389	675 to 725
Total cash costs ($ per ounce)	646	559	n/a
Sustaining capital expenditure (millions)	14.7	5.4	5.0
Jinfeng
Gold ounces produced	149,655	168,503	95,000 to 105,000
Cash operating costs ($ per ounce)	587	575	700 to 750
Total cash costs ($ per ounce)	669	658	n/a
Sustaining capital expenditure (millions)	10.0	16.0	15.0
White Mountain
Gold ounces produced	78,156	85,308	75,000 to 85,000
Cash operating costs ($ per ounce)	653	617	625 to 675
Total cash costs ($ per ounce)	691	657	n/a
Sustaining capital expenditure (millions)	15.5	20.4	15.0
Olympias
Gold ounces produced from tailings retreatment	16,396	17,737	n/a

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Annual review – Operations

Kisladag

Operating Data	2015	2014
Tonnes placed on pad	19,146,685	15,501,790
Average treated head grade (g/t Au)	0.70	1.01
Gold (ounces)
- Produced	281,280	311,233
- Sold	280,892	311,451
Cash operating costs (per ounce)	$543	$443
Total cash costs (per ounce)	$558	$461
Financial Data (millions)
Gold revenues	$326.5	$392.5
Depreciation and Depletion	$46.5	$28.1
Gross profit from mining operations	$121.2	$218.2
Sustaining capital expenditures	$30.6	$41.6

Gold production at Kisladag was 10% lower year over year mainly as a result of lower ore grades, which were expected for this phase of the open pit. Lower ore grades were partly offset by an increase in ore tonnage and an inventory drawdown resulting from increased solution application to the leach pad. Kisladag placed 24% more total tonnes on the leach pad at a 31% lower head grade than in 2014. Cash operating costs per ounce were higher year over year as a result of the lower grade of ore, partly offset by a decline in diesel fuel prices, and a weakening of the Turkish lira. Capital expenditures at Kisladag in 2015 included capitalized waste stripping, equipment overhauls and sustaining construction projects.

Efemcukuru

Operating Data	2015	2014
Tonnes Milled	454,863	436,852
Average Treated Head Grade (g/t Au)	7.82	8.34
Average Recovery Rate (to Concentrate)	91.7%	93.3%
Gold (ounces)
- Produced	100,482	98,829
- Sold	99,147	101,717
Cash operating costs (per ounce)	$521	$573
Total cash costs (per ounce)	$540	$595
Financial Data (millions)
Gold revenues	$113.5	$128.8
Depreciation and Depletion	$30.3	$26.9
Gross profit from mining operations	$28.0	$40.2
Sustaining capital expenditures	$24.1	$25.6

Gold production at Efemcukuru increased 2% year over year due to favorable smelter settlement adjustments as well as an increase in mill throughput. Gold ounces sold were lower due to concentrate inventory movements. Lower cash operating costs were the result of both the impact of the weakening Turkish lira, cost reduction initiatives, and slightly higher gold production. Capital spending included costs related to capitalized underground development, mobile equipment, tailings dam construction, and process improvements.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Tanjianshan

Operating Data	2015	2014
Tonnes Milled	1,060,176	1,045,440
Average Treated Head Grade (g/t Au)	3.14	3.69
Average Recovery Rate	82.4%	81.7%
Gold (ounces)
- Produced	97,563	107,614
- Sold	97,563	107,614
Cash operating costs (per ounce)	$473	$389
Total cash costs (per ounce)	$646	$559
Financial Data (millions)
Gold revenues	$115.5	$136.6
Depreciation and Depletion	$25.3	$22.2
Gross profit from mining operations	$26.8	$53.5
Sustaining capital expenditures	$14.7	$5.4

Gold production at Tanjianshan was 9% lower year over year mainly due to lower average treated head grade, and gold-in-circuit inventory movements. Cash operating costs per ounce were higher than 2014 mainly due to lower average treated head grade and higher ore and waste tonnes mined. Capital expenditures for the year included construction of a tailings dam lift and driving the Qinlongtan (“QLT”) Deep decline in order to evaluate the QLT resource.

Jinfeng

Operating Data	2015	2014
Tonnes Milled	1,303,863	1,470,824
Average Treated Head Grade (g/t Au)	4.13	3.99
Average Recovery Rate	86.2%	86.8%
Gold (ounces)
- Produced	149,655	168,503
- Sold	149,552	168,432
Cash operating costs (per ounce)	$587	$575
Total cash costs (per ounce)	$669	$658
Financial Data (millions)
Gold revenues	$176.6	$214.5
Depreciation and Depletion	$37.2	$52.2
Gross profit from mining operations	$39.3	$51.5
Sustaining capital expenditures	$10.0	$16.0

Gold production at Jinfeng was 11% lower year over year mainly as a result of less ore milled partially offset by higher average treated head grade. Ore production fell year over year with the completion of the open pit in April 2015. Cash operating costs per ounce were 2% higher year over year mainly due to lower gold production. Capital expenditures for the year included underground development, mining equipment and the construction of dry stacking facilities at the flotation and carbon in leach (“CIL”) tailings dams.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

White Mountain

Operating Data	2015	2014
Tonnes Milled	849,335	850,782
Average Treated Head Grade (g/t Au)	3.30	3.47
Average Recovery Rate	86.5%	86.9%
Gold (ounces)
- Produced	78,156	85,308
- Sold	78,156	85,308
Cash operating costs (per ounce)	$653	$617
Total cash costs (per ounce)	$691	$657
Financial Data (millions)
Gold revenues	$91.6	$108.6
Depreciation and Depletion	$27.0	$33.1
Gross profit from mining operations	$10.5	$19.2
Sustaining capital expenditures	$15.5	$20.4

Gold production at White Mountain was 8% lower year over year due to lower average treated head grade and gold-in-circuit inventory movements. Cash operating costs per ounce were 6% higher than in 2014 principally as a result of the lower average treated head grade. Capital expenditures for the year included underground electrical infrastructure, upgrades to the mill and backfill plant, and ongoing expansion of the tailings storage facility.

Stratoni

Operating Data	2015	2014
Tonnes ore processed (dry)	154,992	219,861
Pb grade (%)	6.5%	5.9%
Zn grade (%)	8.5%	10.5%
Tonnes of concentrate produced	40,232	58,375
Tonnes of concentrate sold	46,502	57,719
Average realized concentrate price (per tonne)	$7711	$884
Cash Costs (per tonne of concentrate sold)	$774	$714
Financial Data (millions)
Concentrate revenues	$35.9	$51.0
Depreciation and Depletion	$8.6	$8.4
Gross profit (loss) from mining operations	($12.5)	$0.6
Sustaining capital expenditures	$3.2	$5.0

1 Average realized price included mark to market downward adjustments to accounts receivable in the amount of $48 per tonne.

Stratoni produced 31% less concentrate than 2014 mainly due to lower mine output. Mine output was impacted by fewer available underground production faces as well as an extended mine shutdown related to Kassandra mines’ permitting issues. Stratoni reported a loss from mining operations of $12.5 million (2014 – gross profit $0.6 million). The loss included write down of inventory to net realizable value of $3.3 million. In addition to the shortfall in production, the profitability of mining operations was impacted by weak lead and zinc prices. Capital expenditures for the year included upgrades to health, safety and environmental equipment, and upgrades to the water treatment plant.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Vila Nova

Operating Data	2015	2014
Tonnes Processed	20,017	806,082
Iron Ore Produced	16,038	693,714
Average Grade (% Fe)	63.7%	63.1%
Iron Ore Tonnes
- Sold	47,815	524,645
Average Realized Iron Ore Price1	($8)	$60
Cash Costs (per tonne sold)	$33	$55
Financial Data (millions)
Iron ore revenues	($0.4)	$31.6
Depreciation and Depletion	$1.0	$4.9
Gross profit (loss) from mining operations	($11.8)	($16.7)
Sustaining capital expenditures	$0	$1.0

1 Average realized price includes negative adjustments to prior shipments.

A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. No production was realized during the rest of the 2015 year, and sales and logistic activities remained suspended during the year due to low iron ore market prices.

Annual review – Development projects

Kisladag
Design concepts were developed during 2015 for additional crushing and screening capacity to increase plant throughput at Kisladag to 20 million tonnes per year. The crushing circuit was optimized with a change in crush size that is expected to improve gold recovery when it becomes operational in 2016.

Olympias
The Olympias plant treated 589,675 tonnes of tailings at a grade of 1.99 grams per tonne during 2015. A total of 16,396 ounces of gold were produced during the year. The Olympias plant is expected to cease treating tailings during the first quarter of 2016.

During 2015 basic engineering for Phase II was completed, and full implementation began with detailed engineering and procurement of long lead items well advanced by year end. The construction phase is expected to begin in 2016 assuming the timely receipt of the required installation permit, with commissioning forecast by the end of the year. Underground mine development and refurbishment continued at Olympias during 2015, with underground ore production for Phase II projected to begin early in 2017. During 2015, 659 meters of underground access were rehabilitated and 1,901 meters of new development were completed. In addition, approximately 330 meters were advanced on the main Stratoni-Olympias decline, bringing total decline advance project-to-date to 1,950 meters. Capital costs incurred in 2015 were $97 million, consisting of $72 million in construction capital and $25 million in capitalized cost for tailings retreatment.

Skouries
Engineering design work for the processing plant and surface facilities progressed during 2015, with engineering at over 93% complete by year end. During the year a substantial amount of the equipment and various steel structures required to complete construction of the plant and facilities were delivered to the Skouries site, with over 80% of the procurement scope completed by the end of the year. Work continued on construction of the process plant and road access was completed to the base of the tailings dam.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Work on the development of the Skouries underground mine design was advanced during 2015 from scoping level through prefeasibility level. The underground mine design is expected to be completed in 2016. The mine is projected to achieve a throughput rate of 4.5 million tonnes per year using shaft and ramp access with sub level open stoping along vertical development intervals of 60 meters. The open pit is expected to be used for disposal of mill tailings during the life of the underground operation. The open pit is projected to operate for a period of 8 years to be followed by 22 years of underground mining. During 2015 a total of $112.9 million was spent on Skouries, excluding capitalized exploration and capitalized interest.

On January 11, 2016 the Company announced that construction and development activities at the Skouries project were being suspended due to delays in the issuance of routine permits and licenses by the Greek permitting authorities. Environmental protection works and care and maintenance activities continued to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately $1.0 million per month.

Certej
In May 2015 the Company released the results of the feasibility study for the Certej project. The study included improvements in the mine design and further optimization of the flotation and oxidation processes for gold recovery. This study resulted in a decrease in projected capital investment and reduced life of mine operating costs as compared with the previous feasibility study. Engineering work continued during 2015 on trade off studies with a focus on further opportunities to improve the project and increase the level of engineering confidence. Work began on amending the existing environmental permits to reflect the proposed changes, and will continue to be the focus of efforts in 2016. During 2015 a total of $15.8 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

Perama Hill
Project engineering was completed during the year on Perama Hill and the project was placed on care and maintenance pending receipt of the Environmental Impact Assessment approval. In 2015, a total of $1.0 million was spent on the Perama Hill project.

Eastern Dragon
A key milestone was achieved in June 2015 with the receipt of the Project Permit Approval (“PPA”). The PPA, which was approved by the National Development and Reform Commission (“NDRC”), provides verification of previous permitting steps including the Environmental Protection Assessment approval. The conversion of the Exploration License to a Mining License is progressing, evidenced by formal acceptance of the application by the Ministry of Land and Resources (“MLR”) on March 1, 2016. Mine personnel continue to be engaged with local, state and central government authorities to actively pursue all avenues to advance permitting while maintaining all existing agreements in good standing.

Tocantinzinho
The Company completed a feasibility study for the Tocantinzinho project during 2015. The project is projected to generate positive cash flows with a return rate of 13.5% after tax at a forecast gold price of $1,250 per ounce. Capital costs incurred at Tocantinzinho in 2015 totalled $4.1 million and were spent on engineering and site works to advance the installation of the access road to the site.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Annual review – Exploration

A total of $30.0 million was spent in 2015 on exploration, which included 58,000 meters of drilling. Exploration activities were conducted at 17 projects including early-stage, brownfields and in-mine programs in Turkey, China, Brazil, Greece, Serbia and Romania.

Turkey
At the Efemcukuru mine 5,500 meters of drilling focused on establishing the grade and continuity of mineralized trends within the Kokarpinar vein system.   Reconnaissance teams drill-tested porphyry-epithermal targets at the Dölek project in Northeast Turkey (1,900 meters), and conducted project generation work mainly in northern and western Turkey. Aeromagnetic data were acquired covering roughly 6,000 square kilometers in an area west of Kisladag, which will form the basis of regional reconnaissance work in 2016, directed towards identifying new porphyry and epithermal targets.

China
In China, brownfields and in-mine exploration programs were completed at Tanjianshan and White Mountain. At Tanjianshan, 4,700 meters of drilling, collared from the new underground development, defined along-strike and down-dip extensions to the high-grade Qinlongtan North deposit.  Drilling was also completed at the nearby Xijingou deposit (2,200 meters), and the Dushugou and Qingshan prospects (800 meters total). At White Mountain, 14,200 meters of underground drilling were completed, focused mainly on expanding resources in the South, North, and Far North zones.  Finally, a 600 meters drill program tested new exploration targets on the Anbao license, north of Jinfeng.

Brazil
In Brazil, the KRB prospect in the Tocantinzinho project area was tested with 3,000 meters of drilling completed.  Other exploration activities in Brazil were limited project generation, mainly in the Central Brazil gold belt and in the northeastern part of the country. In December an option agreement was signed with a private Brazilian company covering parts of the prospective Mara Rosa greenstone belt. The agreement includes the right to earn up to 100% in the subject licenses.

Greece
Exploration drilling in Greece totaled 900 meters of underground drilling that targeted extensions of the Mavres Petres deposit. Other exploration activities focused on mapping and sampling programs on our Halkidiki and Sapes license areas, and project generation work in Northern Greece. Several new high-grade vein occurrences were identified peripheral to the Skouries deposit, and drilling targets were defined at the Tsikara and Fisoka prospects.

Romania
In Romania, five exploration projects were drilled in the Certej area. A total of 5,100 meters of drilling were completed at the Muncel VMS deposit aimed at identifying gold-rich areas within the base metal system. At Magura, 8,900 meters of drilling targeted down-dip and along-strike extensions of high-grade veins that were historically explored in underground workings. At the newly acquired Certej North exploration license, 4,700 meters of drilling were completed intersecting broad zones of peripheral porphyry and epithermal-style alteration/mineralization. Drilling programs also tested the P. Avram prospect (1,700 meters) and porphyry targets on the Deva exploration license (650 meters).

Non-IFRS measures
Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Cash operating cost, total cash cost
The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2015	2014
Production costs (from consolidated income statements)	469.8	508.3
Vila Nova and Stratoni production costs	38.1	72.5
Production costs – excluding Vila Nova and Stratoni	431.7	435.8
Less:
By-product credits	(4.2)	(4.4)
Total cash cost	427.5	431.4
Less:
Royalty expense and production taxes	(38.2)	(44.1)
Cash operating cost	389.3	387.3
Gold ounces sold	705,310	774,522
Total cash cost per ounce	606	557
Cash operating cost per ounce	552	500

All-in sustaining cash cost
All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	2015	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – excluding Vila Nova and Stratoni (per table above)	$427.5	$431.4
Sustaining capital spending at operating gold mines	94.9	109.0
Exploration spending at operating gold mines	10.4	9.1
General and administrative expenses(1)	61.4	53.6
All-in sustaining cash costs	$594.2	$603.1
Gold ounces sold	705,310	774,522
All-in sustaining cash cost per ounce sold	$842	$779

(1)
Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

We believe this provides a better indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted net earnings
The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

$ millions (except for weighted average shares and earnings per share)	Q4 2015	2015	2014
Net (loss) earnings attributable to shareholders of the Company	(1,238.0)	(1,540.9)	102.6
Transaction costs	1.2	3.1	0.0
Losses (gains) on disposal of assets	0.2	0.2	1.9
Losses (gains) on available-for-sale securities	0.0	0.0	2.4
Loss on investment in associates	0.0	0.0	0.1
Impairment loss on investment in associates	0.0	0.0	0.0
Write-down of assets & inventory	15.2	28.5	16.5
Impairment loss on property, plant and equipment, and goodwill (net of taxes)1	1,208.9	1,423.0	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(3.6)	38.9	15.2
Deferred income tax charge for change in Greek tax rates1	(3.2)	60.4	0.0
Total adjusted net earnings	(19.3)	13.2	138.7
Weighted average shares outstanding	716,587	716,586	716,288
Adjusted net earnings ($/share)	(0.03)	0.02	0.19
1 Attributable to shareholders of the Company

Gross profit from gold mining operations
Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition & liquidity

Operating activities
Operating activities before changes in non-cash working capital generated $193.1 million in cash in 2015, compared to $342.9 million in 2014.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Investing activities
The Company invested $396.0 million in capital expenditures this year. Evaluation and development expenditures, including capitalized drilling programs and Olympias tailings retreatment, totalled $262.9 million while sustaining capital spending at our producing mines totalled $98.1 million ($94.9 million at our producing gold mines and $3.2 million at Stratoni and Vila Nova). We also spent $5.0 million on land acquisitions in Turkey and Romania. A total of $27.2 million in bond interest was also charged to capital projects. The remaining $2.8 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China. In addition, cash proceeds of $17.9 million related to gold concentrate sales proceeds from tailings retreatment were recorded as cash flows from investment activities.

Financing activities
The Company paid dividends of $10.9 million to non-controlling interests and $11.3 million to shareholders during 2015.

The Company is suspending the cash payment of its semi-annual dividend payment effective the first quarter of 2016. The decision of the Board of Directors has been made in view of the low gold price, the terms and conditions of the Dividend Policy and the requirements of the Canada Business Corporations Act (“CBCA”). We continue to believe that a portion of funds from operations should be shared with our investors and look forward to resuming dividend payments in an environment of stronger gold prices.

Capital resources

$ millions	2015	2014
Cash, cash equivalents and term deposits	292.6	501.3
Working capital	335.4	646.2
Restricted collateralized accounts	0.2	0.3
Debt – current and long-term	589.4	603.5

Management believes that the working capital at December 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

As at December 31, 2015

$ millions	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.7	0.7	-	-	1.4
Operating leases	5.9	6.0	6.2	6.1	24.2
Purchase obligations	53.1	2.5	0.2	-	55.8
Totals	59.7	9.2	606.4	6.1	681.4

The table does not include interest on debt.

As at December 31, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 17,280 dry metric tonnes of zinc concentrates, 9,860 dry metric tonnes of lead/silver concentrates, and 26,225 gold concentrate through the financial year ending December 31, 2016.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 36,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

Debt

Jinfeng
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15.4 million) working capital loan with China Commerce Bank (“CMB”). Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014 the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This Facility was unsecured. The proceeds were used to fund working capital obligations.As at December 31, 2015, Jinfeng repaid the full amount under this facility.

Revolving credit facility
The Company has a $375.0 million revolving credit facility with a syndicate of banks ("the credit facility" or "ARCA").  The ARCA matures on November 23, 2016.  The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company. The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2015. Loan interest is variable depending on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.99:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4.7 million were paid in relation to the credit facility. This amount was deferred as pre-payments for liquidity services and was amortized to financing costs. No amounts were drawn down under the ARCA as at December 31, 2015.

Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020.  The notes pay interest semi-annually on June 15 and December 15.  The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

a)
At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

b)
b) on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016                                           103.063%
December 15, 2017                                           101.531%
2018 and thereafter                                          100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term.  The fair market value of the notes as at December 31, 2015 is $526.9 million.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($110.9 million) through a series of amendments. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2015 was 4.59%. As at December 31, 2015, RMB 667.1 million ($102.7 million) had been drawn under the entrusted loan. Subsequent to December 31, 2015, RMB 3.1 million ($0.5 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Defined benefit plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2015 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2015.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $2.8 million (2014 – $2.7 million). Cash payments totaling $0.1 million were made directly to beneficiaries during the year (2014 – $0.2 million). The Company expects to contribute $0.04 million to the Pension Plan and $1.7 million to the SERP in 2016.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Equity

In 2015 the Company received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of March 23, 2016 - as of December 31, 2015	716,587,134 716,587,134
Share purchase options - as of March 23, 2016 (Weighted average exercise price per share: $7.67 Cdn)	32,290,135

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial risk

Liquidity risk
Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2016 and beyond.

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2015.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low.

Currency risk
We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015 exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2015. We recognized a loss of $16.8 million on foreign exchange this year, compared to a loss of $7.2 million in 2014.

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
Cash and cash equivalents	4,705	172	4,737	2,165	357,183	1,774	8,014	244	21,559
Marketable securities	25,369	-	-	-	-	-	-	-	-
Accounts receivable and other	2,261	1	6,143	54,785	182,288	-	9,212	-	10,255
Accounts payable and accrued liabilities	(12,111)	(192)	(58,596)	(97,073)	(434,573)	-	(6,027)	-	(3,953)
Other non-current liabilities	-	-	(2,158)	(11,116)	-	-	-	-	-
Debt	-	-	-	-	-	-	-	-	-
Net balance	20,224	(19)	(49,874)	(51,239)	104,898	1,774	11,199	244	27,861
Equivalent in US dollars	14,614	(14)	(54,143)	(17,622)	16,155	210	2,700	360	7,112

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2015, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $3.1 million in profit before taxes.

Interest rate risk
Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price risk
Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. The Company currently does not have any long term gold hedges or other commodity hedges, but we may hedge in the future.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Sensitivity analysis for key variables	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$3.1 million
Price of gold (based on the expectations and assumptions we used in our 2016 outlook)	10%	$49.0 million
Interest rate on variable interest debt	10%	n/a (1)
Price of diesel fuel	10%	$2.1 million
(1)	The Company did not have any variable interest debt outstanding at the end of 2015.

Other risks and uncertainties

Exploration and development
The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations
The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment
There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, regulations and permits
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk
We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Other information

Critical accounting policies and estimates
We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2015 consolidated financial statements.

Inventories
We value finished goods (including metal concentrates, dore and iron ore), work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2015, the average cost of inventory was below its net realizable value.

Reserves and resources
Our estimates for Kisladag, Efemcukuru, Tanjianshan, Jinfeng, White Mountain, Perama Hill, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015 definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources
(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves (“VBPP”)
On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, plant and equipment
We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

Goodwill and impairment testing
We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units (“CGU’s”) or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2015, our consolidated balance sheet included $50.3 million in goodwill all pertaining to White Mountain.

Asset retirement obligations
We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes
We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension plans
We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2015		December 31, 2014
	Pension plan	SERP	Pension plan	SERP
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%	4.0%
Discount rate beginning of year	4.0%	4.0%	4.8%	4.8%
Discount rate end of year	4.0%	4.0%	4.0%	4.0%
Rate of salary escalation	2.0	2.0	2.5	2.5
Average remaining service period of active employees expected to receive benefits	8.5 years	8.5 years	7.2 years	7.2 years

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•           IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

•           IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

•           IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of our controls in 2015. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2015 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed; however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Qualified Person
Except as otherwise noted, Paul Skayman, P. Eng., the Company’s Chief Operating Officer, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks
This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•
It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs.  Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability.  A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.